UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

RLJ Entertainment, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74965F203

(CUSIP Number)

The RLJ Companies, LLC

3 Bethesda Metro Center

Suite 1000

Bethesda, MD 20814

Attn. H. Van Sinclair

(301) 280-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

AMENDMENT NO. 6 TO SCHEDULE 13D

This Amendment No. 6 amends the Report on Schedule 13D originally filed on October 15, 2012 (the “Original 13D”, and as amended by the Amendment No. 1 to Schedule 13D filed on June 20, 2013, the Amendment No. 2 to Schedule 13D filed on July 31, 2013, the Amendment No. 3 to Schedule 13D filed on December 11, 2013, the Amendment No. 4 to Schedule 13D filed on April 24, 2015, and the Amendment No. 5 to Schedule 13D on June 2, 2015, the “Amended 13D”) by Mr. Robert L. Johnson, The RLJ Companies, LLC (“The RLJ Companies”) and RLJ SPAC Acquisition, LLC (“RLJ SPAC Acquisition”) with respect to the shares of common stock, par value $0.001 per share (“Common Stock”), of RLJ Entertainment, Inc. (the “Issuer”).  Mr. Johnson, The RLJ Companies and RLJ SPAC Acquisition are collectively referred to as the “Reporting Persons.”

Unless indicated otherwise, all items left blank remain unchanged, and any items which are reported are deemed to amend and update the existing items in the Amended 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On August 19, 2016, RLJ Entertainment, Inc. (the “Company”) entered into an Investment Agreement (the “Investment Agreement”) with Digital Entertainment Holdings LLC, a wholly owned subsidiary of AMC Networks Inc. (“AMC”).  Under the terms and subject to the conditions of the Investment Agreement, upon the closing date (the “Closing Date”), the Company and AMC will enter into a Credit and Guaranty agreement (the “Credit Agreement”) pursuant to which AMC will provide a $60 million seven-year term loan and a $5 million one-year term loan to the Company, each on the terms further described below, and the Company will grant AMC warrants (the “AMC Warrants”) to purchase at least 20 million shares of the Company’s common stock, par value $0.001 per share (“Common Stock”), on the terms further described below (the “AMC Transaction”).

Voting Agreement

In connection with the Company entering into the Investment Agreement, RLJ SPAC and certain of the Company’s directors, executives, principal stockholders and their affiliates, who in the aggregate hold approximately 47% of the outstanding Common Stock, entered into a Voting Agreement with AMC (the “Voting Agreement”).  Under the terms of the Voting Agreement, the parties are required to vote all of their shares of Common Stock (a) in favor of the AMC Transaction and any actions necessary to effectuate the AMC Transaction and (b) against any action or agreement made in opposition to, in competition with, or that is likely to adversely affect the timely consummation of, the AMC Transaction.  The stockholder parties have also appointed AMC as their proxy for purposes of voting on the foregoing matters.  In the event that the Company’s board of directors, in accordance with the Investment Agreement, withdraws its recommendation of the AMC Transaction, the number of shares of Common Stock subject to the voting requirements would be reduced to approximately 25% of the outstanding voting power of the Company.  After the closing of the AMC Transaction, the parties to the Voting Agreement are also required to vote all of their shares in favor of the director nominees designated by AMC as described above. The Voting Agreement and all obligations thereunder automatically terminate upon the earlier to occur of the termination of the Investment Agreement and the agreement of the parties. Until the earlier of the date that the AMC Transaction is approved by the Company’s stockholders and the termination of the Voting Agreement, no stockholder party is permitted to transfer any of its Company common stock or enter into any other voting arrangement with respect to such shares.

Waiver Agreement

In connection with the Company entering into the Investment Agreement, RLJ SPAC, as a holder of the Company’s preferred stock, par value $0.001 per share (“Preferred Stock”) and the warrants issued by the Company in 2015 with a current exercise price of $4.50 (the “2015 Warrants”) entered into a Waiver Agreement with the Company (the “Waiver Agreement”), to which AMC is a third party beneficiary.  Under the Waiver Agreements, the holders waive all payment rights, rights of acceleration or redemption, and any other rights or preferences to which they are entitled to that may be triggered in connection with the AMC Transaction.  The Waiver Agreements and all obligations thereunder automatically terminate upon the earlier to occur of the termination of the Investment Agreement and the agreement of the parties with the prior written consent of AMC.

Executive Waiver Agreement

In connection with the Company entering into the Investment Agreement, Robert L. Johnson entered into a waiver agreement with the Company acknowledging that the execution of the transaction documents with AMC, the closing of the AMC Transaction, and the issuance and any subsequent exercise of the AMC Warrants do not constitute a change of control for the purposes of any benefit or compensation plan, program, policy, agreement, arrangement or other obligation of the Company to such officer.

Preferred Stock and Warrant Exchange

In connection with seeking to regain compliance with the NASDAQ stock market listing requirements with respect to minimum stockholders’ equity, and concurrently with the closing of the AMC Transaction, RLJ SPAC has agreed to exchange its Preferred Stock and 2015 Warrants for Preferred Stock and warrants on a share-for-share basis with revised terms as set forth in the Company’s Current report on Form 8-K filed with the Securities and Exchange Commission on August 22, 2016.

The AMC Transaction will trigger the existing exercise price adjustment provision in the 2015 Warrants and, as a result, the exercise price of the 2015 Warrants will be reduced from $4.50 per share to $3.00 per share upon the closing of the AMC Transaction.  In exchange for the consent of the holders of the 2015 Warrants to the preferred stock and warrant exchange and execution of the Waiver Agreement discussed above, the exercise price of the 2015 Warrants held by (i) holders of the Series A-1, A-2 and B-1 Preferred Stock will be further reduced to $1.50 per share and (ii) certain holders of the Series B-2 Preferred Stock, due to an existing floor on the reduction of the exercise price of their 2015 Warrants, will be further reduced to $2.37 per share.  RLJ SPAC Acquisition, LLC has waived the further reduction of the exercise price of the 2015 Warrants it holds in connection with its shares of Series B-2 Preferred Stock such that the exercise price of such 2015 warrants will remain at $3.00 per share.

Item 7. Material to be Filed as Exhibits

99.1	Agreement of Joint Filing among the Reporting Persons (incorporated by reference to Appendix I to the Original 13D).
99.2	Power of Attorney (incorporated by reference to Appendix II to the Original 13D).
99.3

10b5-1 Purchase Plan dated June 19, 2013 [portions of this exhibit have been omitted pursuant to a request for confidential treatment and have been filed separately with the Securities and Exchange Commission] (previously filed).

99.4	Agreement between Mr. Robert L. Johnson and Lazard Capital Markets LLC dated June 19, 2013 (previously filed).
99.5	Securities Purchase Agreement between Issuer and Mr. Robert L. Johnson dated April 15, 2015 (previously filed).
99.6

Securities Purchase Agreement, dated May 14, 2015, by and among the Issuer and the investors party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Issuer on May 15, 2015 (File No. 001-35675)).

99.7

Form of Certificate of Designations of the Series B-2 Convertible Preferred Stock of the Issuer (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Issuer on May 15, 2015 (File No. 001-35675)).

99.8	Form of Warrant of the Issuer (incorporated by reference to Exhibit 3.5 to the Current Report on Form 8-K filed by Issuer on May 15, 2015 (File No. 001-35675)).
99.9

Form of Registration Rights Agreement, by and among the Issuer and the investors party thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Issuer on May 15, 2015 (File No. 001-35675)).

99.10	Voting Agreement (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer on August 22, 2016 (File No. 001-35675))
99.11	Waiver Agreement (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Issuer on August 22, 2016 (File No. 001-35675))
99.12	Executive Waiver Agreement (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed by the Issuer on August 22, 2016 (File No. 001-35675))
99.13

Preferred Stock and Warrant Exchange Agreement for Series B-2 Convertible Preferred Stock (incorporated by reference to Exhibit 10.13 to the Current Report on Form 8-K filed by the Issuer on August 22, 2016 (File No. 001-35675))

99.14

Form of Certificate of Designations of Series D-2 Convertible Preferred Stock (incorporated by reference to Exhibit 10.18 to the Current Report on Form 8-K filed by the Issuer on August 22, 2016 (File No. 001-35675))

99.15	Form of Exchanged 2015 Warrant (incorporated by reference to Exhibit 10.19 to the Current Report on Form 8-K filed by the Issuer on August 22, 2016 (File No. 001-35675))

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2016	RLJ SPAC ACQUISITION, LLC
By: /s/ H. Van Sinclair
Name: H. Van Sinclair
Title: President

Dated: August 29, 2016	THE RLJ COMPANIES, LLC
By: /s/ H. Van Sinclair
Name: H. Van Sinclair
Title: President

ROBERT L. JOHNSON
Dated: August 29, 2016	/s/ Robert L. Johnson
Name: Robert L. Johnson

[Signature Page to Schedule 13D, Amendment No. 6]